3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

May 30, 2017

Via EDGAR Correspondence

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Megan F. Miller, SEC Accountant

Re:	Managed Duration Investment Grade Municipal Fund
File No. 811-21359

Dear Ms. Miller:

On behalf of Managed Duration Investment Grade Municipal Fund (the “Fund”), this letter is being filed with the Securities and Exchange Commission via EDGAR Correspondence to respond to the oral comments of the Commission staff (“Staff”) provided on May 2, 2017, with respect to the Fund’s Form N-CSR filing, including its audited annual report to shareholders, for the fiscal year ended July 31, 2016, in connection with the Staff’s review of periodic disclosures required by Section 408 of Sarbanes-Oxley Act of 2002.

We appreciate the opportunity to address the Staff’s comments. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Fund’s response to the Staff’s comments.

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1.	The July 31, 2016 annual report to shareholders (the “Annual Report”) indicates that certain fees were waived by the Adviser and Servicing Agent during the period. Please indicate in your response whether such fee waivers are currently in effect, whether such waivers were contractual or voluntary and whether waived amounts can be recouped. If the amounts waived can be recouped please disclose the terms of such recoupment.

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Response: Prior to November 1, 2016, the Adviser and the former Servicing Agent had contractual fee waiver agreements in place. Such fee waiver arrangements did not provide for recoupment of previously waived fees. Effective November 1, 2016, such fee waiver agreements were terminated in connection with the transition of fund administration and shareholder servicing arrangements to a new service provider, which is disclosed in Note 7 of the Notes to the Financial Statements on page 26 of the Annual Report.

*        *        *

We trust that this response addresses the Staff’s comments.

If you have any further questions, please contact me at 215.981.4659.

Sincerely,

/s/ John P. Falco

John P. Falco
Partner

JPF

cc:	Thomas E. Stabile, Treasurer,Insight Select Income Fund